EXHIBIT 99.1

Mont Blanc Trial: Hearing Concerning the Volvo Truck is Over

GOTEBORG, Sweden, Feb. 23, 2005 (PRIMEZONE) -- The part of the hearing dedicated to the Volvo truck involved in the Mont Blanc Tunnel fire of March 1999 ended on Monday at the criminal trial in Bonneville. "The theory presented by expert Vigier is completely inconsistent," Lars Lidman, Executive Vice President and General Counsel told the Court. "We are convinced that the cause of the fire was due to an accidental oil leakage and not a design or manufacturing error."

The part of the hearing concerning the Volvo truck which was involved in the tragic accident of March 24 1999 in the Mont Blanc tunnel was concluded on Monday with a closing statement by Lars Lidman. "We at Volvo express our deepest condolences to those who have lost members of their families and we are very sorry that it was a Volvo Truck which was involved in the fire." Lidman said. "After carefully considering the two theories presented by experts Vigier and Martin, it is our opinion that Vigier's theory of the cigarette butt is completely inconsistent with recorded facts and that an air filter fire as the cause of this accident is impossible. It is our firm belief that it was an accidental oil leakage that caused the fire."

Volvo's technicians clarified the fact that none of the changes carried out on FH12 trucks have any relation whatever to the Mont Blanc tunnel accident, but are part of the company's ongoing quality and safety improvement measures. "We make more than 700 changes to our engines each year in order constantly to enhance their performance and make other feature improvements, in particular with respect to fuel consumption and environmental issues," Olof Hagglund, Technical Adviser to the Legal Counsel told the Court. "The changes mentioned by expert Vigier were not made as a consequence of the Mont Blanc tunnel accident and were implemented at different times -- some even before the Mont Blanc accident."

Allegations that the company has withheld information from the investigating experts were vigorously refuted by Volvo Truck Corporation's lawyer Pierre Bechmann. "Expert Vigier received answers to every question he raised," stated Bechmann. "Mr. Vigier also received four invitations from Volvo to visit their Headquarters in Sweden in order to obtain full access to files and information."

Lars Lidman concluded: "We are confident that the hearing has helped clarify the situation surrounding the accident and we will continue to do everything in our power to support the Court's efforts in this respect."

February 23, 2005

 For further information, please contact:
 Claes Claeson, Media Relations Volvo Trucks
 +46 31 663908
 +46 708 36 39 08

Volvo Trucks sells trucks and transport solutions, specialized in heavy trucks with total weights above 16 tons. The company's products are marketed in more than 130 countries. Volvo Trucks is part of the Volvo Group, one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service.

This information was brought to you by Waymaker.

http://www.waymaker.net

The following files are available for download:

http://wpy.waymaker.net/client/waymaker1/WOLReleaseFile.aspx?id=75011&fn=wkr0001.pdf

-0-